Document Control
No Act
P.E. 7-1-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

03030360

July 3, 2003

M. Edith Bertoletti, Esq.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004

Act	Securities Exch Act of 1934
Section	
Rule	Regulation M Rule 101
Public Availability	August 8, 2003

Re: Federative Republic of Brazil
File No. TP 03-83

Dear Ms. Bertoletti:

In your letter dated July 1, 2003, as supplemented by conversations with the staff, you request on behalf of J.P. Morgan Securities, Inc. (JP Morgan) and Morgan Stanley & Co. Incorporated (Morgan Stanley and, together with JP Morgan, the Dealer Managers) an exemption from Rule 101 of Regulation M in connection with Brazil's offering (Global Bond Offering) of new issues of U.S. dollar-denominated unsecured global bonds due 2011 and 2024 (Global Bonds). Specifically, you seek an exemption to permit the Dealer Managers and their affiliates to act as market makers in the Global Bonds while participating in the distribution of the Global Bonds. We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Response:

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 101 to permit the Dealer Managers and their affiliates, in connection with their role as market makers, to bid for, purchase, and solicit the purchase of the Global Bonds during the applicable restricted period for the distribution of the Global Bonds. In particular, this exemption is based on the facts that: Brazil is a sovereign government whose financial affairs are widely and extensively reported; the high liquidity and significant depth of the trading market in the Brady Bonds (and expected to exist with respect to the Global Bonds), particularly due to the large aggregate principal amount of Brady Bonds outstanding and of the Global Bonds expected to be outstanding (the principal amount of Global Bonds to be issued pursuant to the Invitation will aggregate at least U.S. $500 million each, for the Global Bonds due 2011 and the Global Bonds due 2024); the Dealer Managers estimate that approximately 20 dealers regularly place bids and offers for the Brady Bonds (and are expected to regularly place bids and offers for the Global Bonds), of which approximately 10 to 15 are expected to be continuous market makers; the

Dealer Managers estimate that daily purchases and sales of Brady Bonds by the Dealer Managers and their affiliates do not account, on average, for more than 20% of the average daily trading volume in the Brady Bonds; the Dealer Managers estimate that daily purchases and sales of Global Bonds by the Dealer Managers and their affiliates will not account, on average, for more than 25% of the average daily trading volume in the Global Bonds; the Global Bonds are expected to trade primarily on the basis of spreads to the United States Treasury securities with the most nearly equal maturity date (in a manner similar to trading in investment grade debt securities); the Brady Bonds are rated B+ by Standard & Poor's Corporation and B2 by Moody's Investor Services, Inc., and the Global Bonds are expected to have the same rating; and as of April 30, 2003, Brazil's external debt aggregated approximately U.S. $64.8 billion in principal amount. This exemption is subject to the following conditions:

1. The Dealer Managers shall provide to the Division of Market Regulation (Division), upon request, a daily time-sequenced schedule of all transactions in the Brady Bonds and Global Bonds made during the period commencing five business days prior to the pricing of the Offering, and ending when the distribution in the United States is completed or abandoned, on a transaction-by-transaction basis, including:

    a. size, broker (if any), time of execution, and price of transaction;

    b. the exchange, quotation system, or other facility through which the transactions occurred; and

    c. whether the transactions were made for a customer account or a proprietary account.

    The records required pursuant to this exemption shall be maintained by the Dealer Managers for at least two years from the date of the termination of the Global Bond Offering.

2. The prospectus supplement for the Global Bond Offering shall disclose that the Dealer Managers and certain affiliates have been exempted, consistent with this letter, from the provisions of Rule 101.

The foregoing exemption from Rule 101 is based solely on your representations and the facts presented, and it is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, if any material change occurs with respect to any of those facts or representations.

In addition, persons relying on this exemption are directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a) and 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other provisions of the federal or state securities laws must rest with the Dealer Managers and their affiliates. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws or Exchange Rules to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano

James A. Brigagliano
Assistant Director

Attachment

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

July 1, 2003

Office of Risk Management and Control,
Division of Market Regulation,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: James A. Brigagliano

Re: Confidential Treatment Request in connection with Regulation M Exemption Request Letter

Dear Mr. Brigagliano

On behalf of J.P. Morgan Securities Inc. ("JPMorgan") and Morgan Stanley & Co. Incorporated ("Morgan Stanley", and together with JPMorgan, the "Companies"), pursuant to Regulation 200.81, we hereby request confidential treatment of the information contained in the enclosed Regulation M Exemption Request Letter addressed to Mr. James A. Brigagliano, dated July 1, 2003, and of the Commission's response to such Letter (collectively, the "Information") until 120 days after the Commission's response to such Letter or such earlier date as the staff of the Commission is advised that the Information has been made public. This request for confidential treatment is made on behalf of the Companies for the reason that certain of the facts set forth in the Regulation M Exemption Request Letter have not been made public.

In compliance with Securities Act Release No. 6269 (December 5, 1980), seven additional copies of this letter are enclosed.

Please direct any questions or notifications with respect to this request for confidential treatment to me or Andrew Soussloff at Sullivan & Cromwell, 125 Broad Street, New York, NY 10004. I can also be reached by telephone at (212) 558-3580 or by fax at (212) 558-3588 and Andrew Soussloff at (212) 558-3910 or by fax at (212) 558-3588.

Very truly yours,

M. Edith Bertoletti

(Enclosure)

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

CONFIDENTIAL TREATMENT REQUESTED
Securities Exchange Act of 1934
- Rule 101 of Regulation M

July 1, 2003

Office of Risk Management and Control,
Division of Market Regulation,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: James A. Brigagliano
(Assistant Director)

Re: The Federative Republic of Brazil ("Brazil")

Dear Mr. Brigagliano:

We are writing to the Securities and Exchange Commission (the "Commission") on behalf of J.P. Morgan Securities Inc. ("JPMorgan") and Morgan Stanley & Co. Incorporated ("Morgan Stanley", and together with JPMorgan, the "Joint Dealer Managers"), and certain affiliates[1] of the Joint Dealer Managers to request an exemption from Rule 101 ("Rule 101") of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with (i) a proposed invitation (the "Invitation") by Brazil to holders of certain of its outstanding bonds to submit offers to exchange those bonds for a combination of 8⅞% U.S. Dollar-Denominated Global Bonds due 2024, Series B (the "Global Bonds 2024") and U.S. Dollar-Denominated Global Bonds due 2011 (the "Global Bonds 2011" and, together with the Global Bonds 2024, the "Global Bonds") of Brazil, and (ii) a proposed underwritten offering of Global Bonds 2011 for cash (the "Cash Offering"). The Global Bonds will be unsecured obligations of Brazil.

1 For purposes of this letter, "affiliate" means any person that directly or indirectly controls, is controlled by, or is under common control with either of the Joint Dealer Managers.

I. FACTS

The Invitation and the Cash Offering

Brazil is seeking to refinance a portion of the outstanding original principal amount of its USD Par Series Z-L Bonds Due 2024 ("Par Bonds"), USD Discount Series Z-L Bonds Due 2024 ("Discount Bonds") and USD Front-Loaded Interest Reduction with Capitalization Series L Bonds Due 2014 ("C Bonds", and together with the Par Bonds and Discount Bonds, the "Old Bonds"). These Old Bonds were issued in 1994 in connection with the implementation of a "Brady Plan" type debt restructuring by Brazil. Sales of the Old Bonds were not registered under the Securities Act of 1933, as amended (the "Securities Act"), and the Joint Dealer Managers believe that substantially all of the Old Bonds are held by institutional investors through The Euroclear System and Clearstream, Luxembourg société anonyme.

In order to effect the refinancing, Brazil currently intends to launch the Invitation pursuant to which it will invite owners of Old Bonds to submit offers to exchange Old Bonds for Global Bonds (as described below). JPMorgan and Morgan Stanley are acting as Joint Dealer Managers (*i.e.*, solicitation agents) for the Invitation, for which they will receive fees dependent on the success of the transaction. It is currently expected that the Invitation will launch on Tuesday, July 8, 2003 and expire at 2:00 P.M, New York City time, on Thursday, July 10, 2003 and that results of the Invitation will be announced at or around 9:00 A.M., New York City time, on Friday, July 11, 2003.

In addition to the Invitation, Brazil may elect to sell Global Bonds 2011 for cash through a firm commitment underwriting in which the Joint Dealer Managers, certain of their foreign broker-dealer affiliates and certain other broker-dealers will be the underwriters (the "Cash Offering" and the Invitation are collectively referred to as the "Global Bond Offering"). The Cash Offering is expected to be made concurrently with announcement of the results of the Invitation. Settlement of the Global Bond Offering is expected to occur six business days after such announcement.

The exchange of Par Bonds and Discount Bonds for Global Bonds pursuant to the Invitation will be made at fixed exchange ratios, while the exchange of C Bonds for Global Bonds 2024 pursuant to the Invitation will be conducted pursuant to a reverse modified Dutch auction process. A description of the exchange of Par Bonds and Discount Bonds for Global Bonds at fixed exchange ratios, the reverse modified Dutch auction procedures that will be used for the exchange of C Bonds for Global Bonds 2024 and the aggregate principal amount of Global Bonds to be received by each Discount Bond or Par Bond holder whose exchange offer is accepted may be found in an excerpt of the draft Prospectus Supplement relating to the Invitation attached hereto as Annex A.

The terms of the Invitation will prohibit Brazil and Brazilian governmental agencies from participating in the Invitation. Brazil will issue at least U.S.$500 million in aggregate principal amount of Global Bonds 2011 pursuant to the Global Bond Offering and at least U.S.$500 million in aggregate principal amount of Global Bonds 2024 pursuant to the Invitation. Brazil reserves the right, in its sole discretion, not to issue any Global Bonds pursuant to the Invitation or the Cash Offering.

The Joint Dealer Managers believe that substantially all of the Global Bonds to be acquired pursuant to the Global Bond Offering by U.S. persons will be acquired by institutional investors, and that a significant amount of the Global Bonds acquired pursuant to the Global Bond Offering will be acquired by investors located outside the United States. The sale of the Global Bonds pursuant to the Global Bond Offering will be registered under the Securities Act.

Brief Summary of the Invitation Mechanics[2]

Exchange of Par Bonds and Discount Bonds at Fixed Ratios

The exchange of Par Bonds and Discount Bonds for global bonds pursuant to the Invitation will be made at fixed exchange ratios.

A holder whose Par Bonds are accepted in exchange for global bonds will receive, in exchange for each U.S.$1,000 original principal amount of such Par Bonds, a combination of Global Bonds 2011 and Global Bonds 2024 consisting of:

- Global Bonds 2011 having a principal amount (rounded as described in the prospectus supplement) equal to U.S.$350, *multiplied by* [exchange ratio]; and

- Global Bonds 2024 having a principal amount (rounded as described in the prospectus supplement) equal to U.S.$650, *multiplied by* [exchange ratio].

A holder whose Discount Bonds are accepted in exchange for global bonds, will receive, in exchange for each U.S.$1,000 original principal amount of such Discount Bonds, a combination of Global Bonds 2011 and Global Bonds 2024 consisting of:

[2] The summary follows the description of the Invitation mechanics set forth in Annex A.

- Global Bonds 2011 having a principal amount (rounded as described in the prospectus supplement) equal to U.S.$350, *multiplied by* [exchange ratio], and

- Global Bonds 2024 having a principal amount (rounded as described in this prospectus supplement) equal to U.S.$650, *multiplied by* [exchange ratio].

Reverse Modified Dutch Auction for C Bonds

The exchange of C Bonds for Global Bonds 2024 pursuant to the Invitation will be made pursuant to a reverse modified Dutch auction process.

A holder whose C Bonds are accepted in exchange for Global Bonds 2024, will receive, in exchange for each U.S.$1,000 original principal amount of such C Bonds, Global Bonds 2024 having a principal amount (rounded as described in this prospectus supplement) equal to:

$$\frac{\text{U.S.\$1,000 x Clearing Price x Scaling Factor}}{\text{Global Bond 2024 Issue Price + Global Accrued Interest}}$$

where the "Clearing Price" is the clearing price for the C Bonds, the "Scaling Factor" is a factor of 1.23141 that accounts for interest payable on the C Bonds that has been capitalized as principal, and the "Global Bond 2024 Issue Price" is the Global Bond Issue Price for the Global Bonds 2024 and the "Global Accrued Interest" is the accrued but unpaid interest from April 15, 2003 for each US$100 Global Bonds 2024.

<u>Brazil's External Debt</u>

On April 30, 2003, Brazil's consolidated net public sector external debt aggregated approximately R$187.4 billion (approximately U.S.$64.8 billion) in principal amount. Attached as Annex B is a table which provides more detail with respect to Brazil's external debt.

Each of the bonds referred to in Annex B (such bonds, which include the Old Bonds, are referred to as the "Bonds") is currently rated B+ by Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, and B2 by Moody's Investor Services, Inc., either actually or implicitly, and the Global Bonds are expected to have the same ratings.

Market for Brazil's Bonds

The principal market for trading in the Bonds and the Global Bonds in the United States and outside the United States is (or, in the case of the Global Bonds, is expected to be) the over-the-counter interdealer market (the "OTC Market"). In addition, the Old Bonds and certain of the other Bonds are listed (and the Global Bonds are expected to be listed) on the Luxembourg Stock Exchange (although they do not or, in the case of the Global Bonds, are not expected to, trade actively on such exchange).

The Joint Dealer Managers estimate that approximately 20 dealers regularly place bids and offers for the Old Bonds (and are expected to regularly place bids and offers for the Global Bonds), of which approximately 10 to 15 are continuous market makers. The Joint Dealer Managers act as market makers in the Old Bonds (and are expected to act as market makers in the Global Bonds) in connection with their general trading activities; the Joint Dealer Managers estimate that their daily purchases and sales of Old Bonds do not on average account for more than 20% of the average daily trading volume in the Old Bonds (and will not on average account for more than 25% of the average daily trading volume in the Global Bonds). Bid and ask prices for the Old Bonds and the Global Bonds in the OTC Market are (or, in the case of the Global Bonds, are expected to be) widely available, via display on interdealer broker screens, display on Telerate, Reuters and Bloomberg electronic information services and otherwise.

Although the Old Bonds are not, and the Global Bonds are not expected to be, rated investment grade by a nationally recognized statistical rating organization, the Joint Dealer Managers have informed us that the Old Bonds generally trade, and the Global Bonds are expected to generally trade, primarily on the basis of a spread to U.S. Treasury securities, in a manner similar to trading in investment grade debt securities and in contrast to trading in many issues of high yield debt securities. Moreover, the Joint Dealer Managers have informed us that the C Bonds generally trade with a bid-ask spread of about 1/8 of a point, and that the other Old Bonds generally trade, and the Global Bonds are expected to generally trade, with a bid-ask spread of about 1/4 to 3/4 of a point, which are consistent with bid-ask spreads for investment grade debt securities but tighter than the bid-ask spread typical for high yield debt securities. Finally, the Joint Dealer Managers believe that spreads for Brazil's outstanding global bonds and the Global Bonds will be generally closely correlated; this means as a practical matter that purchases of Global Bonds are unlikely to significantly affect the spreads at which the Global Bonds trade, since those spreads will be compared by the market to spreads for Brazil's outstanding global bonds.

II. REQUESTED RELIEF AND POLICY BASIS

Rule 101 is an anti-manipulation rule that, subject to certain exceptions, prohibits persons involved in a distribution of securities from bidding for or purchasing, or inducing others to bid for or purchase, such securities until they have completed their participation in the distribution.

If the Joint Dealer Managers do not acquire any Global Bonds pursuant to the Global Bond Offering, their participation in the distribution will be completed by the time results of the Invitation and the pricing terms of the Cash Offering are announced and trading in the Global Bonds commences; in that case, Rule 101 would not restrict the trading activities of the Joint Dealer Managers with respect to the Global Bonds. However, this alternative is not practicable and the Joint Dealer Managers believe that their failure to participate in the Invitation alongside other investors would disrupt an otherwise orderly process and thereby create concern in the market. Moreover, if the Joint Dealer Managers do not acquire an initial inventory of Global Bonds 2011 and Global Bonds 2024 by participating in the Invitation to some extent alongside other investors, or if the Joint Dealer Managers do not purchase Global Bonds 2011 for their own account (or for any discretionary account they manage) pursuant to the Cash Offering, it will be extremely difficult for them to immediately begin making a market in the Global Bonds. Because the market would be relying on the Joint Dealer Managers to provide additional liquidity during the first few hours and days of trading, their failure to do so could disrupt an otherwise orderly market, with potentially serious consequences for the market in the Global Bonds. For all these reasons, the Joint Dealer Managers believe that they will have to participate in the Global Bond Offering.

Despite the importance of the Joint Dealer Managers' participation in the Global Bond Offering (which would enable them to build a reasonable initial long position so that they could act as market makers), Rule 101 might be construed to impose restrictions on their trading activity that will render market making impracticable; as mentioned above, this could disrupt an otherwise orderly market during the first few hours and days of trading, with potentially serious adverse consequences for the market in the Global Bonds.

In order to avoid these serious consequences, and because we believe that the policies and purposes underlying Rule 101 would not be furthered by applying Rule 101 in this context, we hereby request the Commission, acting pursuant to paragraph (d) of Rule 101, to exempt the Joint Dealer Managers and their affiliates from the prohibitions of Rule 101 with respect to trading activities relating to the Global Bonds during the restricted period specified in Rule 101.

Exemption from the prohibitions of Rule 101 in the context of this transaction is, in our view, warranted for the following reasons:

(a) Purchases by the Joint Dealer Managers are unlikely to have a significant impact on the price of the either series of Global Bonds, due to (i) the expected high liquidity and significant depth of the trading market in the Global Bonds, particularly in light of the large aggregate principal amount of Global Bonds expected to be outstanding (at least U.S.$500 million in the case of the Global Bonds 2011 and at least U.S.$500 million in the case of the Global Bonds 2024), (ii) the large number of dealers expected to regularly place bids and offers for, or continuously making markets in, the Global Bonds, (iii) the fact that the Global Bonds are expected to generally trade primarily on the basis of spreads to the United States Treasury securities with the most nearly equal maturity date (in a manner similar to trading in investment grade debt securities and in contrast to trading in many issues of high yield debt securities), (iv) the fact that the Global Bonds are expected to generally trade with a narrow bid-ask spread consistent with that for investment grade debt securities but tighter than that typical for high yield debt securities, and (v) the fact that the spreads at which the Global Bonds trade will be generally closely correlated to the spreads at which Brazil's outstanding global bonds trade, all as described in greater detail in the preceding section of this letter.

(b) Each series of the Global Bonds will be actively traded securities, with an average daily trading volume, or ADTV, estimated by the Joint Dealer Managers at approximately U.S.$25 million per series (based on a minimum deal size of U.S.$500 million per series) and a minimum public float of U.S.$500 million in aggregate principal amount per series. These figures are many orders of magnitude larger than the minimum ADTV (U.S.$1 million) and minimum public float value (U.S.$150 million) that would qualify common equity securities for the exemption afforded by Rule 101(c)(1). The release adopting Rule 101 stated, with respect to that exemption, the following:

> "The Commission continues to believe that an exclusion for actively-traded securities is appropriate. The costs of manipulating such securities generally are high. In addition, because actively-traded securities are widely followed by the investment community, aberrations in price are more likely to be discovered and quickly corrected."

If the foregoing is true for a common equity security with an ADTV of only U.S.$1 million and a public float value of only U.S.$150 million, it is far more true with respect to a large issue of fixed income securities such as the two series of the Global Bonds.

(c) Although the Global Bonds are not expected to be rated investment grade (but rather, are expected to be rated B2/B+), the Joint Dealer Managers believe the Global Bonds will trade in a manner similar to that of investment grade debt securities (see paragraph (a) above). Accordingly, the same considerations that led to the exemption for investment grade debt securities contained in Rule 101(c)(2) apply to the Global Bonds as well.

(d) Brazil is a sovereign whose financial affairs are widely reported on, the transaction is global in nature rather than domestic and the investor base is predominantly institutional.

(e) Unlike in a conventional underwriting or in the Cash Offering where the underwriters carefully "build a book" with long-term investors, neither the Joint Dealer Managers nor Brazil will have any control over who receives Global Bonds in exchange for Old Bonds pursuant to the Invitation. A portion of the Global Bonds will therefore likely to be issued to short-term investors looking to sell them immediately, with the result that demands for liquidity during the first few hours and days of trading will likely to be extremely high. In this regard, the Joint Dealer Managers believe that, in the short term, (i) the market will look to the Joint Dealer Managers to provide a significant portion of that liquidity (and to play a leadership role in ensuring an orderly market), (ii) other broker-dealers will act opportunistically and will have no incentive to ensure an orderly and liquid market and (iii) other broker-dealers will not in any event have the same capacity as the Joint Dealer Managers are expected to have to ensure an orderly and liquid market. This belief is borne out by the experiences of Brazil itself, Argentina, Mexico and Venezuela when similar invitations to exchange Brady bonds for global bonds were conducted during the past five years. The Joint Dealer Managers believe that if the joint dealer managers in those invitations had not been able to provide liquidity in this manner during the first few days of trading in Argentina's, Brazil's, Mexico's or Venezuela's global bonds, the market would have been seriously disrupted.

(f) Although Rule 101 technically permits the Joint Dealer Managers to stabilize the market during the Rule 101 restricted period, that flexibility is not available as a practical matter. The Joint Dealer Managers have advised us that, in the non-investment-grade debt securities market, a formal stabilizing bid would be seen as a clear signal that the transaction has failed, which could result in market disruption for the subject security. Accordingly, the Joint Dealer

Managers do not expect to stabilize in compliance with Rule 104 of Regulation M and, absent relief, will not be able to provide additional liquidity for the market.

(g) Previously, when Argentina, Brazil, Mexico and Venezuela conducted similar invitations to exchange Brady bonds for global bonds, the joint dealer managers were granted exemptions from Rule 101 (or then-existing Rule 10b-6 under the Exchange Act), to allow them to trade in the new global bonds. The liquidity of Brazil's external debt is consistent with the liquidity of its external debt during its 1997, 2000 and 2001 Brady bond invitations and is consistent with the liquidity of Argentina's, Mexico's and Venezuela's external debt at the time of their respective Brady bond exchanges. The policy reasons underlying the exemptions given in Brazil's 1997, 2000 and 2001 Brady bond invitations and the Argentine, Mexican and Venezuelan transactions apply equally well to this transaction.

* * *

Please call me at (212) 558-3580 or Andrew D. Soussloff at (212) 558-3681, with any questions you may have concerning this request.

Very truly yours,

M. Edith Bertoletti

Attachments:

Annex A – Excerpts from Draft Prospectus Supplement
Annex B – Brazil's External Debt

Annex A

Excerpt of Draft Prospectus Supplement

ANNEX A
Excerpt of draft Prospectus Supplement

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all the information that you should consider before offering old bonds in exchange for global bonds or investing in the global bonds. You should read the entire prospectus supplement and the accompanying prospectus carefully.

Global Bond Offering

General .... Brazil is inviting holders of old bonds to submit offers to exchange them for newly issued global bonds on the terms and subject to the conditions set forth in this prospectus supplement, the accompanying prospectus and the related letters of transmittal (which transaction is referred to in this prospectus supplement as the "invitation"). Offers to exchange old bonds for global bonds pursuant to the invitation are sometimes referred to as "exchange offers."

In addition, Brazil may offer Global Bonds 2011 for cash in an underwritten offering with J. P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated as joint book runners. This offering is referred to as the "cash offering" and, together with the invitation, as the "global bond offering." The initial public offering price per U.S.$100 principal amount of Global Bonds 2011 to be sold pursuant to the cash offering will equal the Global Bond Issue Price (as described below) for Global Bonds 2011 issued pursuant to the invitation.

Purpose; Use of Proceeds .... The global bond offering is part of a broader program of Brazil to manage its external liabilities. In addition, the issuance of the global bonds is intended to provide a liquid, sovereign-risk benchmark for Brazil. Brazil intends to use the net cash proceeds of the sale of Global Bonds 2011 pursuant to the cash offering for the refinancing, repurchase or retirement of internal and external indebtedness.

Minimum Issue Size......................... Brazil will issue at least U.S.$500,000,000 aggregate principal amount of Global Bonds 2011 pursuant to the global bond offering and at least U.S.$500,000,000 aggregate principal amount of Global Bonds 2024 pursuant to the invitation. Brazil reserves the right, in its sole discretion, not to issue any global bonds pursuant to the invitation or the cash offering.

Invitation .... The invitation commences today, July 8, 2003, and expires at 2:00 P.M., New York City time, on July 10, 2003, unless Brazil, in its sole discretion, extends it or terminates it earlier. We refer to the date on which the invitation expires as the "expiration date."

While the invitation is open, exchange offers may be made only through the submission of an appropriate letter of transmittal in paper form (as described below).

Original Principal Amount Currently Outstanding .... The original principal amount of each type of old bond currently outstanding as of the date hereof is:

Type	Original Principal Amount Currently Outstanding
Par Bonds	U.S.$1,988,341,000
Discount Bonds	U.S.$2,180,321,000
C Bonds	U.S.$5,310,671,000

A "type" of old bond refers to each issue of old bonds listed on the cover of this prospectus supplement. The "original principal amount" of any type of old bond means the principal amount of such bonds at the time of their issuance, without regard to any amortization of principal or capitalization of interest.

For your convenience, the clearing reference numbers for the old bonds of each type are set forth in the section entitled "The Old Bonds" in this prospectus supplement.

Exchange of Par Bonds and Discount Bonds at Fixed Ratios .. The exchange of Par Bonds and Discount Bonds for global bonds pursuant to the invitation will be made at fixed exchange ratios.

If your Par Bonds are accepted in exchange for global bonds, you will receive, in exchange for each U.S.$1,000 original principal amount of such Par Bonds, a combination of Global Bonds 2011 and Global Bonds 2024 consisting of:

- Global Bonds 2011 having a principal amount equal to U.S.$350, *multiplied by* •; *and*
- Global Bonds 2024 having a principal amount equal to U.S.$650, *multiplied by* •;

with the aggregate principal amount of each series of global bonds exchanged for your Par Bonds to be rounded as described in this prospectus supplement.

If your Discount Bonds are accepted in exchange for global bonds, you will receive, in exchange for each U.S.$1,000 original principal amount of such Discount Bonds, a combination of Global Bonds 2011 and Global Bonds 2024 consisting of:

- Global Bonds 2011 having a principal amount equal to U.S.$350, *multiplied by* •; *and*

- Global Bonds 2024 having a principal amount equal to U.S.$650, *multiplied by* •;

with the aggregate principal amount of each series of global bonds exchanged for your Discount Bonds to be rounded as described in this prospectus supplement.

Reverse Modified Dutch Auction for C Bonds.................................. The exchange of C Bonds for Global Bonds 2024 pursuant to the invitation will be made pursuant to a reverse modified Dutch auction process.

If your C Bonds are accepted in exchange for Global Bonds 2024, you will receive, in exchange for each U.S.$1,000 original principal amount of such C Bonds, Global Bonds 2024 having a principal amount equal to:

$$\frac{\text{U.S.\$1,000 x Clearing Price x Scaling Factor}}{\text{Global Bond 2024 Issue Price } + \text{ Global Accrued Interest}}$$

where the "Clearing Price" is the clearing price for the C Bonds, the "Scaling Factor" is a factor of 1.23141 that accounts for interest payable on the C Bonds that has been capitalized as principal, the "Global Bond 2024 Issue Price" is the Global Bond Issue Price for the Global Bonds 2024 and the "Global Accrued Interest" is the accrued but unpaid interest from April 15, 2003 for each U.S$100 of Global Bonds 2024.

The aggregate principal amount of Global Bonds 2024 exchanged for your C Bonds will be rounded as described in this prospectus supplement.

Rounding; Cash Payments............. Brazil will issue global bonds only in integral multiples of U.S.$1,000. Accordingly, the aggregate principal amount of each series of global bonds that will be issued to any exchanging holder of old bonds pursuant to all accepted exchange offers, if not an integral multiple of U.S.$1,000, will be rounded downward to the nearest integral multiple of U.S.$1,000.

If your old bonds of any type are accepted in exchange for global bonds, in addition to any global bonds you may be entitled to, you will receive:

- an amount in cash in U.S. dollars equal to the accrued but unpaid interest on the original principal amount of your old bonds accepted for exchange to (but not including) the settlement date (as described below), *multiplied by*, in the case of C Bonds only, the Scaling Factor; *and*

- an amount in cash in U.S. dollars in respect of rounding.

Annex B

Brazil's External Debt

ANNEX B

BANK FOR INTERNATIONAL SETTLEMENTS International Monetary Fund
Organisation for Economic Co-operation and Development THE WORLD BANK GROUP

Joint BIS-IMF-OECD-World Bank statistics on external debt (1)

Brazil

Data last updated 30 May 2003

(in millions of US dollars)	STOCKS *(end of period)*						FLOWS (2)			
	2001	2002				2003	2001	2002	2002	
	December	March	June	September	December	March	Year	Year	Third Quarter	Fourth Quarter
External debt - all maturities										
A Bank loans (3)	64,257	63,387	62,917	61,529	57,657		4,552	-8,883	-1,278	-5,333
B *Debt securities issued abroad*	59,558	60,984	62,900	61,907	61,200	62,882	6,592	-590	-787	-1,390
C Brady bonds	19,232	18,929	18,577	18,546	18,164	18,174	-5,974	-762	0	-382
D Non-bank trade credits (4)	7,826		8,416		8,082					
E Multilateral claims	27,873	27,691	34,551	38,437	41,949	45,847	8,235	12,349	4,044	2,780
F *Official bilateral loans (DAC creditors)*	3,961						472			
Debt due within a year										
G Liabilities to banks (5)	32,050	30,563	29,277	24,704	23,177					
H Debt securities issued abroad (6)	7,543	6,137	5,720	6,476	5,670	8,104				
I Non-bank trade credits (4)	1,630		1,997		2,035					
Memorandum items:										
J Total liabilities to banks (7) (locational)	94,999	95,804	95,572	91,876	87,526		853	-11,314	-3,474	-6,402
K Total liabilities to banks (6) (consolidated)	68,056	65,892	62,695	55,107	53,211					
L Total trade credits	13,651		14,898		14,544		298	-129		-305
M Total claims on banks (8)	47,374	48,740	45,673	44,195	40,471		377	-7,996	-1,406	-4,222
N *International reserve assets (excluding gold)*	35,739	36,585	41,852	38,237	37,683	42,187				

(see also Background summary matrix)

Notes:
(1) From creditor and market sources, except for data on Brady bonds which are from debtor sources, all currencies included
(2) Flow data for items B, C, E, F and L; exchange rate adjusted changes for items A, J and M; no data available for items D, G, H, I, K and N
(3) From BIS locational banking statistics, which are based on the country of residence of reporting banks
(4) Official and officially guaranteed. Break in series end 1998 due to reallocation of rescheduled export credits from line F to line D
(5) From BIS consolidated banking statistics, which are based on the country of head office of reporting banks and which include banks' holdings of securities
(6) Including debt securities held by foreign banks, which are also included in line G
(7) From BIS locational banking statistics, which are based on the country of residence of reporting banks and which include banks' holdings of securities
(8) From BIS locational banking statistics, which are based on the country of residence of reporting banks

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Ratings

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Brazil (Federative Republic of)

Current Ratings

	Credit Rating		Credit Rat
Type	Date	Local Currency	Date	For
Credit rating	29-Apr-2003	BB/Stable/B	29-Apr-2003	

Profile

Country:	Brazil
CINS:	105756, P18166, P75740, P8054W, P8054Z
CUSIP:	105756
NAICS:	Sovereign(999006)
Primary SIC:	Sovereign(9191)
Ticker:	1323Z@BZ
Credit Analyst:	Lisa Schineller, New York, (1) 212-438-7352

Senior Unsecured

Description	Rating/ Outlook/ Creditwatch	Date	(C
BRL2.52 bil NTN-H & NTN-P TR Index L-T debt prog 10/22/2002: sr unsecd	BB	04-Nov-2002	
BRL41.50 bil NTN-B & NTN-C Inflation Indexed L-T Debt prog 10/22/2002: sr unsecd	BB	04-Nov-2002	
BRL7.18 bil LTN L-T Debt prog 10/22/2002: sr unsecd	BB	04-Nov-2002	
BRL273.96 bil LFT Selic-Linked prog 10/22/2002: sr unsecd	BB	04-Nov-2002	
BRL74.62 bil NBC-E & NBC-F Dollar-Linked prog 10/22/2002: sr unsecd	B+	04-Nov-2002	
BRL61.56 bil NTN-A, NTN-D, NTN-I, NTN-M & NTN-R Dollar-Linked prog 10/22/2002: sr unsecd	B+	04-Nov-2002	
BRL90.46 mil BTN Dollar-Linked prog 10/22/2002: sr unsecd	B+	04-Nov-2002	
$723.299 mil 2.6275% MYDFA dep nt due 09/15/2007	B+	04-Nov-2002	
$354.299 mil 6% Brady Exit bnds due 09/15/2013	B+	04-Nov-2002	P1816
$10.491 bil step up collateralized brady bnds bnds due 04/15/2024	B+	06-Aug-2002	P1816
$2.15 bil 8.875% bnds due 04/15/2024	B+	06-Aug-2002	10575
$7.286 bil fltg rate callable brady bnds ser 30-U due 04/15/2024	B+	06-Aug-2002	
¥200 bil 3.75% bnds ser 12 due 08/28/2003	B+	02-Jul-2002	P8054
¥80 bil 4.75% Samaurai bnds ser 11 due 04/10/2007	B+	02-Jul-2002	P8054

EUR1 bil 9.5% nts due 01/24/2011	B+	02-Jul-2002	P8054
$1 bil 9.625% bnds due 07/15/2005	B+	02-Jul-2002	10575
$1.25 bil 11% bnds due 01/11/2012	B+	02-Jul-2002	10575
$1 bil 12% bnds due 04/15/2010	B+	02-Jul-2002	10575
EUR500 mil 11.5% bnds due 04/02/2009	B+	02-Jul-2002	P1816
$1.25 bil 11.5% nts due 03/12/2008	B+	02-Jul-2002	10575
$1.25 bil 9.375% bnds due 04/07/2008	B+	02-Jul-2002	10575
EUR383.47 mil 10% bnds due 04/23/2008	B+	02-Jul-2002	P8054
$3 bil 11.625% bnds due 04/15/2004	B+	02-Jul-2002	10575
$2 bil 14.5% nts due 10/15/2009	B+	02-Jul-2002	10575
$1.6 bil 12.25% bnds due 03/06/2030	B+	02-Jul-2002	10575
$1.5 bil 10.25% bnds due 01/11/2006	B+	02-Jul-2002	10575
¥60 bil 4.75% bnds ser 10 due 03/22/2006	B+	02-Jul-2002	P8054
EUR750 mil 9.5% bnds due 10/05/2007	B+	02-Jul-2002	P8054
$5.157 bil 11% bnds due 08/17/2040	B+	02-Jul-2002	10575
EUR1.25 bil 9% nts due 07/05/2005	B+	02-Jul-2002	P8054
EUR750 mil 11% bnds due 02/04/2010	B+	02-Jul-2002	P8054
$1 bil 12.75% global bnds due 01/15/2020	B+	02-Jul-2002	10575
EUR700 mil 12% nts due 11/17/2006	B+	02-Jul-2002	P8054
EUR500 mil 11.125% bnds due 09/30/2004	B+	02-Jul-2002	P8054
$1.5 bil 11.25% nts due 07/26/2007	B+	02-Jul-2002	10575
£150 mil 10% bnds due 07/30/2007	B+	02-Jul-2002	P8054
EUR387.343 mil 11% nts due 06/26/2017	B+	02-Jul-2002	P8054
$3.5 bil 10.125% bnds due 05/15/2027	B+	02-Jul-2002	10575
EUR511.29 mil 8% bnds due 02/26/2007	B+	02-Jul-2002	P8054
$2.22 bil Eligible Int Brady bnds due 04/15/2006	B+	02-Jul-2002	P1816
$3.794 bil debt Conversion Brady bnds due 04/15/2012	B+	02-Jul-2002	P8054
$2.024 bil var rate Par Brady bnds ser 30-U due 04/15/2024	B+	02-Jul-2002	P1816
$2.181 bil fltg rate Discount Brady bnds ser 30YR due 04/15/2024	B+	02-Jul-2002	P1816
$607.073 mil FLIRB bnds due 04/15/2009	B+	02-Jul-2002	P1816
$6.540 bil Capitalization Brady bnds due 04/15/2014	B+	02-Jul-2002	P1816
$1.562 bil New Money Brady bnds due 04/15/2009	B+	02-Jul-2002	P1816

Short-Term Debt

Description	Rating/ Outlook/ Creditwatch	Date
BRL40.99 bil LTN S-T Debt 10/22/2002: S-T debt	B	04-Nov-2002
BRL13.62 bil NTN-D & NTN-I Dollar-linked prog S-T Debt 10/22/2002: S-T debt	B	04-Nov-2002
BRL65.98 bil LFT Selic-Linked prog S-T Debt 10/22/2002: S-T debt	B	04-Nov-2002

Ratings History

Issuer Credit Rating

Date	Description	To

MEXICO AND VENEZUELA; ASSIGNS FIRST-TIME RATINGS TO BRADY BONDS OF BRAZIL, JORDAN, PHILIPPINES, POLAND AND URUGUAY

Issuer Details

Ticker:
Domicile: BRAZIL
Previous Name:

Broad Industry: SOVEREIGN
Specific Industry: SOVEREIGN

▸ *Related Issuers*

Analyst Information

Analyst: ▸Luis Ernesto Martinez-Alas
Phone Number: 212-553-1077
Backup Analyst: Mauro Leos
Managing Director: Vincent J. Truglia
Rating Group: Financial Institutions

Rating Information

LT Senior-Most Rating: B2, Aug 12 2002 , Senior Unsecured - Fgn Curr
ST Most Recent Rating:
Watchlist Status: No
Direction:
Date:

Current Rating List

48 records

Debt Id	Class	Curr	Rating	Date	Action	Watch Direction/Date
XS0049993123	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0049985533	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0049981201	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0049977191	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0049978165	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0049993636	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0020116389	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0049993552	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
DE0001897502	Senior Unsecured	DEM	B2	12 AUG 2002	Downgrade	No
XS0077157575	Senior Unsecured	ITL	B2	12 AUG 2002	Downgrade	No
105756AE0	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0077157575	Senior Unsecured	ITL	B2	12 AUG 2002	Downgrade	No
105756AF7	Senior Unsecured	GBP	B2	12 AUG 2002	Downgrade	No
XS0084496602	Senior Unsecured	EUR	WR	3 MAR 2003	Withdrawn	No
DE0002309002	Senior Unsecured	DEM	B2	12 AUG 2002	Downgrade	No

105756AG5	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
	Senior Unsecured	BRL	WR	31 MAR 2003	Withdrawn	No
105756AH3	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0102005989	Senior Unsecured	EUR	B2	12 AUG 2002	Downgrade	No
105756AJ9	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0103912373	Senior Unsecured	EUR	B2	12 AUG 2002	Downgrade	No
XS0106768608	Senior Unsecured	EUR	B2	12 AUG 2002	Downgrade	No
105756AK6	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
105756AL4	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
JP507600A043	Senior Unsecured	JPY	WR	17 APR 2003	Withdrawn	No
XS0113389927	Senior Unsecured	EUR	B2	12 AUG 2002	Downgrade	No
105756AM2	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
105756AP5	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0118241883	Senior Unsecured	EUR	B2	12 AUG 2002	Downgrade	No
	Senior Unsecured	JPY	B2	12 AUG 2002	Downgrade	No
105756AQ3	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0123149733	Senior Unsecured	EUR	B2	12 AUG 2002	Downgrade	No
JP507600A142	Senior Unsecured	JPY	B2	12 AUG 2002	Downgrade	No
105756AS9	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
	Senior Unsecured	JPY	B2	12 AUG 2002	Downgrade	No
105756AT7	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
105756AU4	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0145659651	Senior Unsecured	EUR	B2	12 AUG 2002	Downgrade	No
105756AV2	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
	Senior Unsecured	BRL	B2	25 NOV 2002	Assign	No
BRSTNCLF1774	Senior	BRL	B2	7 APR 2003	Assign	No